"Exemption No. 82-1357"

Continental

Press Release

RECEIVED
2005 SEP 15 P 2:20

05011262

SUPPL

Continental is market leader in Europe

One in four new cars leaves the factory on Continental tires

Hanover, August 25, 2005. Continental AG, Hanover, has strengthened its position as one of Europe's leading manufacturers of original equipment tires for passenger cars . The international auto industry supplier can now boast a market share of 26 percent. The company ranks No. 4 worldwide in tire business with vehicle manufacturers, holding a 20 percent market share in the NAFTA countries alone. In 2004 Continental boosted volume sales to the global automobile industry by 12 percent, and posted another 5 percent gain in the first six months of 2005. This success is made possible by the close cooperation between Continental and automobile manufacturers in vehicle engineering projects.

Continental supplied about 41 million passenger tires last year to the global automobile industry. The Hanover-based tire specialists are currently producing tires for compact vehicles, sedans, vans and all-wheel-driven SUVs. The vehicle makers demand punctual deliveries of products with a constant high standard of quality. “Approvals are not easy to get from the vehicle industry”, emphasizes Dr. Andreas Esser, who is in charge of Continental's passenger tire OE business worldwide. “The all-round properties of the tires need to be exceptionally good. This is why highly intensive testing takes place prior to each approval. And the fact that approvals are granted to Continental by virtually all the European vehicle manufacturers is evidence that we're satisfying those stringent requirements.”

Some car models are almost exclusively equipped with Continental tires, like the Range Rover Sport (L 320) and Toyota Aygo, for example. The new Mercedes S-Class and the ultra-sporty BMW M5 and M6 models also drive on Continental tires among others. Fitting Continental as original equipment on Porsche cars is a tradition that is tested for every new approval. “Fitment as an OE tire is also a good recommendation for the aftermarket, and thanks to these partnerships with the automobile manufacturers, our engineering expertise and our products are kept at the highest standard", summarizes Esser.

The Continental Corporation is a leading supplier of brake systems, chassis components, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Anne Pfeffer
Press Officer
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Phone: +49 511 938-1364, Fax: -1055
E-mail: prkonzern@conti.de

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

9/19

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Continental

Press Release

RECEIVED
2005 SEP 15 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Continental Supplies Networked Know-how for New Mercedes-Benz M- and R-Classes

Systems integration at DaimlerChrysler less time- and cost-intensive

Hanover/Frankfurt, September 12, 2005. With the new Mercedes-Benz M-Class and R-Class, DaimlerChrysler is continuing its close cooperation with Continental AG, Hanover. The international automotive supplier provides premium technology, from brake systems and Adaptive Cruise Control to the special ContiCrossContact UHP tire, which has been tailored especially to meet the requirements of powerful 4x4 vehicles. "The decision of the premium manufacturer DaimlerChrysler to equip two key mass-produced vehicles with our technologies in such a large scale speaks for the quality and the high standards of our products," says Dr. Karl-Thomas Neumann, president of the Automotive Systems division and member of the Continental AG Executive Board. "The networked Continental know-how as well as the time- and cost-effective incorporation of these systems into the vehicle" were further reasons for the major integration.

Mercedes-Benz relies on the ESP MK25 brake system for the M-Class Sport Utility Vehicle (SUV) and the Grand Sports Tourer R Class. This system also has features that are beneficial for occasional off-road use or when pulling a trailer: Hill Start Assist for instance helps not only when maneuvering in off-road terrain, but also on the road – such as in stop & go or on an incline. By analyzing sensor signals, the Trailer Stability Assist determines if a trailer is starting to sway. If there is the danger that the trailer is losing its driving stability, the electronics intervene as a preventative measure. The Adaptive Cruise Control (ACC) had its world premier in the S-Class, and now it is available in the M- and R-Class as well. ACC determines the distance to the car up ahead, taking into account the speed. Should the distance become too short, the system actively reduces the speed by intervening in the engine electronics and brake system.

Three Continental summer, all-season and winter tires are ideal for the new sporty and powerful models: the ContiCrossContact UHP, which is characterized by its short braking distances and high cornering stability, as well as the all-season Conti4x4Contact tire in two sizes, and for the cold time of year the 17 inch version of the Conti4x4WinterContact winter tire. A supplemental safety feature is the Deflation Detection System (DDS) from Continental Automotive Systems, which indicates a dangerous loss of tire pressure in good time. "Mercedes chose our tires since they provide an especially quiet and comfortable ride while meeting the demanding requirements of car manufacturers, both on dry and wet roads," says Enno Straten, automotive engineer at Continental. The tires are manufactured in the Continental plants in Hanover, Otrokovice (Czech Republic) and Mount Vernon (U.S.A.). The Conti4x4WinterContact winter tire is available in the Mercedes-Benz dealerships for the winter season.

Continental's networked know-how is also demonstrated by the involvement of the ContiTech division, which supplies V-ribbed belts (for the diesel engines), diaphragms for fuel management and fuel lines for the M- as well as the R-Class. Furthermore, ContiTech provides that noble look and pleasing feel of the seats in the M-Class with Roy®-PVC foam leatherette. New types of steering gear boots are also being installed in the M-Class. "These patented systems have a special pressure equalization element that prevents excessive pressure from building up in the steering system, even as temperatures rise," according to Charl Liebich, product developer in Dannenberg.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover/Germany
Tel.: +49 (0) 511 938-1278
Fax: +49 (0) 511 938-1055
Email: prkonzern@conti.de

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